NO ACT

1C
2-6-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005648

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 3-26-15

Laura W. Doerre
Nabors Corporate Services, Inc.
laura.doerre@nabors.com

Re: Nabors Industries Ltd.
Incoming letter dated February 6, 2015

Dear Ms. Doerre:

This is in response to your letter dated February 6, 2015 concerning the shareholder proposal submitted to Nabors by the AFL-CIO Equity Index Fund. We also have received a letter on the proponent's behalf dated February 17, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

March 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 6, 2015

The proposal urges the compensation committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance.

You have expressed your view that Nabors may exclude the proposal under rule 14a-8(i)(7) because it relates to Nabors' ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of senior executive officers only or, instead, relates to general compensation policy. It appears, however, that the proposal could be limited to senior executive compensation. Accordingly, unless the proponent provides Nabors with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Nabors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


THE
MARCO
CONSULTING GROUP

February 17, 2015

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal to Nabors Industries Ltd. by the AFL-CIO Equity Index Fund

Ladies and Gentlemen:

This letter is submitted on behalf of the AFL-CIO Equity Index Fund ("Proponent") in response to a February 6, 2015 letter from Nabors Industries Ltd. (the "Company" or "Nabors Industries") which seeks to exclude from its proxy materials for its 2015 annual meeting of shareholders the Proponent's precatory shareholder proposal (the "Proposal").

The Proposal urges the Company's Compensation Committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will "specify the awards that will result from performance" and will require "shareholder approval of quantifiable performance metrics, numerical formulas, and payout schedules ("performance standards") for at least a majority of awards." This policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Company's letter argues that the Proposal should be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business. The single basis for the Company's argument is that the Proposal "does not relate solely to senior executive compensation," which is a misreading of the Proposal.

Headquarters Office • 550 West Washington Blvd., Suite 900, Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871
Western Office • 1746 Cole Blvd. Suite 225, Golden, CO 80401 • P: 303-645-4677 • F: 312-575-0085

A. The Proposal applies to equity awards to key executives covered by Section 162 (m) of the Internal Revenue Code, not employees generally, and seeking specific disclosure of quantifiable performance metrics, numerical formulas and payout schedules the Company proposes to use to make such equity awards pursuant to plans shareholders are voting on is a prudent exercise of shareholder ownership rights, not an attempt to micro-manage the Company.

On its face, the Proposal is limited to "equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code." Section 162(m) limits the amount that a publicly held corporation may deduct with respect to a taxable compensation paid to the chief executive officer (or an individual acting in that capacity) and its three most highly paid officers (other than the CEO and CFO). One of the requirements for deductibility is that shareholders must approve the material terms of the performance goals.

Despite the Proposal being expressly limited to shareholder approval of Section 162(m) plans and that shareholder approval of such plans applies to key executives, the Company's letter cites numerous Staff decisions granting ordinary business exclusions for proposals dealing with compensation paid to employees generally.

The Proponent respectfully submits those Staff decisions on compensation paid to employees generally are inapposite, irrelevant and immaterial to the Proposal. The Proposal carefully and expressly targets key executives who are receiving equity awards pursuant to plans that are being submitted to shareholders for their approval to qualify as tax deductible.

This exact version of the Proposal was filed the previous year at Nabors Industries and received support from one-quarter of votes cast. The Company apparently understood a year ago that the Proposal relates only to senior executive officers but this year proclaims newfound confusion in its letter to the Staff.

In fact, the Company rests its entire argument on *McKesson Corp.* (June 6, 2014) but misleads the reader by implying the conclusion in that case was that McKesson omitted the Proposal with the Staff approval. In fact, the Staff wrote in *McKesson Corp.* on June 4, 2104: "It appears, however, that the proposal could be limited to senior executive compensation" and directed the proponents to submit a revised proposal making that limitation clear. The Proponents submitted a revised proposal, which was later withdrawn because McKesson made significant changes to the structure of its executive compensation plans.

On page two of the Company's letter it states, "We believe the same conclusion should be reached regarding the Proposal." The Proponent agrees a simple revision would dispel any newfound confusion. The Proponent therefore includes in Addendum A the Proposal with a slight revision.

The phrase "to senior executive officers only" is added to the first sentence of the resolved clause:

> Shareholders of Nabors Industries Ltd. (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards to senior executive officers only that will result from performance. (Emphasis supplied.)

To carry the parallel forward, should the Company make meaningful improvements to its executive compensation plans, the Proponent would be pleased to withdraw the Proposal as it did with McKesson and Nabors Industries would likely see respectable advisory votes on its executive compensation plan going forward. (The votes in favor of the Company's say on pay proposals are as follows: 40% in 2014; 36% in 2013; 25% in 2012; 43% in 2011.)

The Proponent never intended the Proposal would apply to general compensation, only to key executives covered by Section 162(m) of the Internal Revenue Code. The Proposal expressly targets key executives who are receiving equity awards pursuant to plans that are being submitted to shareholders for their approval to qualify as tax deductible under Section 162(m). However, the Proponent is amenable to submitting the revised version in Addendum A.

Also, Nabors Industries tried to prevent shareholders from voting on a similar proposal in 2013. At that time, the Company argued unsuccessfully for exclusion under 14a-8(i)(3) asserting the proposal was vague and indefinite and under 14a-8(i)(9) arguing it conflicted with another proposal. This new attempt by the Company to omit the Proposal is gratuitous.

The Proponent submits that the relief sought in the Company's no action letter should be denied. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com

Sincerely,



Maureen O'Brien
Corporate Governance Director

cc: Laura W. Doerre, Nabors Industries Ltd.
Lynn Panagos, AFL-CIO Office of Investment

Addendum A – Revised Shareholder Proposal

Resolved: Shareholders of Nabors Industries Ltd. (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards to senior executive officers only that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2014 advisory vote on executive compensation received support from only 40 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 33 metrics that include but are not limited to: (i) income before federal taxes and net interest expenses; (ii) achievement of specific and measurable operational objectives in the areas of rig operating costs, accident records, downtime and employee turnover, (iii) completion of one or more specifically designated tasks identified as being important to the strategy or success of the Company.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

- if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

NABORS
CORPORATE SERVICES, INC.

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Laura W. Doerre
Vice President and General Counsel

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 6, 2015

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the AFL-CIO Equity Index Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the AFL-CIO Equity Index Fund from the proxy materials for the Company's 2015 Annual General Meeting of Shareholders (the "2015 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2015.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2015 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

THE PROPOSAL

The Proposal states:

> "Resolved: Shareholders of Nabors Industries Ltd. (the 'Company') urge the Compensation Committee ('Committee') to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

RULE 14a-8(i)(7) ANALYSIS

We believe that the Proposal may be properly excluded under Rule 14a-8(i)(7), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such proposal deals with matters relating to a company's "ordinary business" operations. Recently in *McKesson Corp.* (June 6, 2014) ("McKesson"), the Staff concurred with omission of a nearly identical proposal if the proponent did not revise its proposal. We believe the same conclusion should be reached regarding the Proposal.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

We acknowledge that the Staff has previously held that proposals relating to senior executive compensation are not considered matters relating to a company's ordinary business that are excludable under Rule 14a-8(i)(7). However, as in *McKesson*, this nearly identical proposal is not limited to compensation that may be paid to senior executive officers and directors. The Company maintains several stock plans, including the Company's 2013 Stock Plan (the "2013 Stock Plan"), under which officers, employees, consultants and directors of the Company and its affiliates are eligible to receive equity awards. The Company's shareholders approved the terms of the 2013 Plan, including the goals that may be used for awards granted under the 2013 Plan that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. As disclosed in the Company's 2013 proxy materials describing the 2013 Plan, 1,158 of the Company's employees participated in the predecessor plan, and the 2013 Plan has a similar scope, with 731 current participants.

The Proposal Relates to Compensation That May Be Paid to Employees Generally and is Not Limited to Compensation That May be Paid to Senior Executive Officers and Directors.

As in *McKesson*, the Proposal does not relate solely to senior executive compensation. The first sentence of the Proposal refers to "all equity compensation plans submitted to shareholders for approval under Section 162(m)," and would require the Compensation Committee to adopt a policy affecting an equity compensation plan under which hundreds of the Company's employees participate. The vast majority of these employees do not meet the Commission's definition of being "executive officers," let alone "named executive officers." Therefore, because the Proposal encompasses actions with respect to a plan that is utilized for a much broader range of employees, the Proposal is asking shareholders to vote upon a matter related to the compensation of the Company's employees generally.

In *Staff Legal Bulletin 14A* (July 12, 2002), the Staff stated, "[w]e agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)." In applying that rule, the Staff has consistently concurred in the exclusion of proposals that seek to regulate compensation of employees other than senior executives, even if the proposals do not seek to regulate the compensation of the company's entire workforce. *See, Deere & Co.* (October 17, 2012) (proposal excluded that requested managing officers and directors to repatriate a portion of their compensation into an employee bonus pool); *Wells Fargo & Co.* (March 14, 2011) (proposal excluded that requested that the company's board generate a report on its 100 highest paid employees); *Goldman Sachs Group, Inc.* (March 8, 2010) (proposal excluded that requested that the board make changes to the company's compensation plan as applied to named executive officers and the 100 most highly compensated employees); and *Comcast Corp.* (Feb. 22, 2010) (proposal excluded seeking to limit compensation paid to "Management").

Regardless of Whether the Proposal Touches Upon Significant Policy Issues, the Entire Proposal is Excludable Due to the Fact That it Distinctly Addresses Ordinary Business Matters.

As in *McKesson*, and as the Staff has consistently determined, the entire Proposal is excludable due to the fact that it distinctly addresses ordinary business matters. The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in addition to *McKesson*, the Staff affirmed this position in *Peregrine Pharmaceuticals, Inc.* (July 31, 2007), stating that a proposal recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Similarly, in *General Motors Corp.* (April 4, 2007), a proposal requesting that the board institute an executive compensation program that tracks progress in improving the fuel economy of GM vehicles was excludable under Rule 14a-8(i)(7). The Staff stated, "[i]n this regard, we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters." *See also Wal-Mart Stores, Inc.* (March 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor, and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters). Thus, regardless of whether aspects of the Proposal are considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because it relates "to both extraordinary transactions and non-extraordinary transactions."

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal may be omitted from the 2015 Proxy pursuant to 14a-8(i)(7), or, in the alternative that the proponent must amend the Proposal.

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,



Laura W. Doerre
Vice President and General Counsel

enclosures

Exhibit A


CHEVY CHASE TRUST
INVESTMENT ADVISORS

7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

Lynn M. Panagos
SENIOR MANAGING DIRECTOR

TEL 240.497.5048 FAX 240.497.5013
lpanagos@chevychasetrust.com


DEC 30 2014

December 23, 2014

Mr. Mark D. Andrews
Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX, Bermuda D0 0000

RE: AFL-CIO Equity Index Fund

Dear Mr. Andrews:

In our capacity as Trustee of the AFL-CIO Equity Index Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of Nabors Industries Ltd. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of:

Maureen O'Brien
Director of Corporate Governance
Marco Consulting Group
550 W. Washington Boulevard, 9th Floor
Chicago, IL 60661
312-612-8446
obrien@marcoconsulting.com

Sincerely,

Lynn Panagos
Senior Vice President

Resolved: Shareholders of Nabors Industries Ltd. (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2014 advisory vote on executive compensation received support from only 40 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 33 metrics that include but are not limited to: (i) income before federal taxes and net interest expenses; (ii) achievement of specific and measurable operational objectives in the areas of rig operating costs, accident records, downtime and employee turnover, (iii) completion of one or more specifically designated tasks identified as being important to the strategy or success of the Company.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

- If the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- If the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.